August 24, 2006

Mail Stop 4561

Via U.S. Mail and Facsimile (650) 463-2600

Raymond C. Hemmig
Chairman
1231 Greenway Drive
Suite 600
Irving, TX 75038

RE: ACE Cash Express, Inc.
Amendment Number One to Schedule 13E-3
Filed on August 15, 2006
File Number 005-53599
Amendment Number One to Schedule 14A
Filed on August 15, 2006
File Number 000-20774

Dear Mr. Hemmig:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 8. Fairness of the Transaction, page 6

1. We note your response to prior comment number 11. In addition to producing a fairness determination with respect to whether or not the proposed transaction is procedurally and substantively fair to unaffiliated security holders, each filing person, including the issuer, must produce an analysis in support of their

determination. The special committee is not a filing person. Please revise to expressly indicate the factors upon which the <u>issuer</u> considered in making its procedural and substantive fairness determination, including but not limited to current and historical market prices. To the extent that the issuer intends to adopt the analysis of the special committee instead of producing its own independent analysis in support of its fairness determination, the issuer must <u>explicitly</u> adopt the special committee's analysis assuming such analysis appropriately address the factors which Item 1014 requires, at a minimum, be addressed. See Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

Closing Comments

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of any amendments to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter electronically on EDGAR together with any amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Tim Geishecker at (202) 551-3422, Nicholas Panos in the Office of Mergers and Acquisitions at (202) 551-3266 or the undersigned at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Via U.S. Mail and Facsimile: (650) 463-2600
      John M. Newell, Esq.
      Latham & Watkins
      505 Montgomery Street, Suite 2000
      San Francisco, CA 94111